Calvert Social Investment Fund
                            Managed Index Portfolio

                  PLAN OF DISTRIBUTION PURSUANT TO RULE 12B-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940



Class A Distribution Plan expenses incurred by the Portfolio, pursuant to this Plan may not exceed, on an annual basis, ____%, of the Portfolio's Class A average daily net assets.